November 25, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lauren Hamilton

Re:	KKR Income Opportunities Fund (the “Registrant” or the “Acquiring Fund”)

(File Nos. 333-282587 and 811-22543)

Dear Ms. Hamilton:

This letter responds to accounting comments that you conveyed to Matthew Barsamian, Brooke Clark and Meagan Cox via telephone on November 18, 2024, in connection with your review of the registration statement filed on Form N-14 with the Securities and Exchange Commission (“SEC”) on October 10, 2024, for the Acquiring Fund (the “Registration Statement”). The comments of the SEC staff (the “Staff”), followed by the Acquiring Fund’s responses, are set forth below. Capitalized terms not defined herein have the meanings provided in the Registration Statement.

Comment 1. Please include discussion of the Acquired Fund liabilities throughout the Registration Statement.

Response 1. The Acquiring Fund has revised the Registration Statement to include references, where appropriate, to reflect that the Reorganization will involve the transfer of certain liabilities. Further, the Acquiring Fund has added the following disclosure to the Synopsis of the Proposal:

“The Acquired Fund will use commercially reasonable efforts to discharge, or make provisions for, all of its known liabilities and obligations prior to the closing of the Reorganization. To the extent the Acquired Fund is unable to discharge or make provisions for any such liability or obligation prior to the Reorganization, the Acquiring Fund will assume all remaining liabilities and obligations of the Acquired Fund other than (a) any obligation of the Acquired Fund to make the distributions contemplated by the Reorganization Agreement or to perform other obligations under the Reorganization Agreement and (b) any expenses required to be borne by the Acquired Fund or the Acquired Fund Manager after the Reorganization.”

Comment 2. With respect to the question “Will there be any significant portfolio transitioning in connection with the Reorganization?” in the Questions and Answers section, please clarify and disclose if the expected costs to sell 100% of the Acquired Fund’s holdings totaling $466,000 includes or excludes transaction costs.

Response 2. The Acquiring Fund confirms that the expected costs totaling $466,000 includes transaction costs.”

The Acquiring Fund has revised the disclosure as follows:

“If the Reorganization was completed on August 30, 2024, the expected cost (including any transaction costs) to sell 100% of the Acquired Fund’s holdings following the closing of the Reorganization, which is estimated to equal 23% of the Combined Fund’s portfolio, would be approximately $466,000 (or 0.09% of the estimated NAV of the Combined Fund as of August 30, 2024) or $0.011 per share of the Combined Fund.”

Comment 3. With respect to the question “Who will pay for the costs associated with the Reorganization?” in the Questions and Answers section, please update the answer to include the estimated expenses of the Reorganization.

Response 3. The Acquiring Fund has revised the answer as follows:

“In addition, the Acquiring Fund is expected to bear a portion of the costs and expenses associated with the Reorganization. The Acquiring Fund will bear up to $250,000 of such costs and expenses. The Acquiring Fund and the Acquiring Fund Manager ~~or the Acquiring Fund~~ will bear equally all costs and expenses incurred (i) with respect to the registration of the shares of the Acquiring Fund to be issued in connection with the Reorganization and the filing of any proxy solicitation materials, including any filing fees associated with the filing of the Proxy Statement/Prospectus or any other registration statement or proxy solicitation materials as may be necessary in connection with the Reorganization and (ii) all expenses for preparation, printing and distributing any proxy and proxy solicitation materials in connection with the Reorganization, provided that, the budget for such proxy and proxy solicitation materials shall be determined by the Acquiring Fund after reasonable consultation with the Acquired Fund. However, the Acquiring Fund Manager has agreed to bear or reimburse the Acquiring Fund for all such direct expenses in excess of $250,000.

Any expenses or costs related to the winding up or dissolution of the Acquired Fund after the Effective Time shall be paid by the Acquired Fund Manager.

~~The expenses of the Reorganization are estimated to be approximately $[•].~~”

Comment 4. Please confirm in correspondence and disclose if the Reorganization will be accounted for as an asset acquisition (see ASC 805-50).

Response 4. The Acquiring Fund confirms that the Reorganization will be accounted for as an asset acquisition in accordance with ASC 805-50.

The Acquiring Fund has added the following disclosure to the Registration Statement:

“The Reorganization will be accounted for as an asset acquisition in accordance with the asset acquisition method of accounting as detailed in Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Subtopic 805-50.”

Comment 5. If the Reorganization is accounted for as an asset acquisition, please describe if the assets acquired are measured at the fair value of the consideration transferred or fair value of assets acquired and how such value will be allocated to the acquired assets. Please cite applicable US GAAP and incorporate into the analysis the impact of the Funds’ traded market prices and discounts and/or premiums to NAV. Please also discuss the impact on future capital gains and income incentive fees and the calculation of such fees.

Response 5. The Acquiring Fund notes that the Acquired Fund assets will be measured based on the fair value of the net assets acquired on the closing date of the Reorganization in accordance with ASC 805-50-30-2. The fair value of the Acquired Fund assets and the transaction costs incurred will be allocated to the Acquired Fund assets on a relative fair value basis in accordance with ASC 805-50-30-3.

Because shares of the Acquiring Fund may trade at a premium or discount to NAV and the Acquiring Fund is required to measure its assets at fair value in accordance with ASC 946-320-35-1, the measurement of the Acquiring Fund’s common stock based on the closing price on the NYSE on the Closing Date of the Reorganization may result in an unrealized gain (if Acquiring Fund shares trade at a discount) or an unrealized loss (if Acquiring Fund shares trade at a premium). The Acquiring Fund Manager believes measuring the Acquired Fund assets based on the fair value of the consideration will not reflect the underlying economics of the Acquired Fund assets if there is a spread between the net asset value and market value of the Acquiring Fund’s common stock.

Following the Reorganization, Acquired Fund shareholders who receive Stock Consideration will receive newly issued common shares of the Acquiring Fund the aggregate net asset value (not the market value) of which will equal the aggregate NAV (not the market value) of the common shares of the Acquired Fund held immediately prior to the Reorganization (except for any Cash Consideration received and cash received for fractional shares of the Acquiring Fund held).

The Acquiring Fund does not pay an incentive fee or any performance-based fee, and no impact is expected.

Comment 6. Please explain if any day one unrealized gains or losses will result from the acquisition post-reorganization. Please cite applicable US GAAP.

Response 6. The Acquiring Fund notes that ASC 805-50-30-3 requires the cost of an asset acquisition to be allocated to the Acquired Fund assets on a relative fair value basis. The Combined Fund’s subsequent accounting for the Acquired Fund assets will measure these assets at fair value in accordance with ASC 946-320-35-1. Due to the allocation of the transaction costs to the Acquired Fund assets on the Closing Date of the Reorganization, Acquiring Fund management expects an unrealized loss, equal to the transaction costs incurred for the Reorganization, from the acquisition post-reorganization.

Comment 7. Please confirm that the unrealized gains will be included as a separate line item in the Statement of Operations in future 10-K and 10-Q filings, including a reference to the notes describing the unrealized gain and that the gain is not subject to incentive fee calculations.

Response 7. The Acquiring Fund does not make 10-K or 10-Q filings. Further, the Acquiring Fund does not pay an incentive fee or any performance-based fee. The Acquiring Fund confirms that unrealized gains and losses will be included as a separate line item in the Statement of Operations in future N-CSR and N-CSRS filings, including a footnote that describes the unrealized gains or losses.

Comment 8. Please confirm that Financial Highlights in future filings will include a tick mark for net gains and losses on securities per share explaining the unrealized gain relating to the Reorganization.

Response 8. The Acquiring Fund confirms that the Financial Highlights in future filings will include a footnote on net gains and losses per share explaining the unrealized gain or loss relating to the Reorganization.

Comment 9. Please supplementally explain how any day one gain or loss will be accounted for prospectively for income recognition purposes.

Response 9. The Acquiring Fund confirms that any day one unrealized gain or loss will be accounted for prospectively on the specific identification method in accordance with ASC 946-320-40-1.

Comment 10. Please incorporate by reference and hyperlink the Semi-Annual Report of the Acquired Fund.

Response 10. The Acquiring Fund has revised the disclosure accordingly.

Comment 11. In the “Board Consideration of the Proposed Reorganization” section, please revise the disclosure in the first sentence stating that the “Acquiring Fund had outperformed the Acquiring Fund.” Further, please update or explain why the average annual total return tables are not included in the Registration Statement.

Response 11. The Acquiring Fund has revised the disclosure as follows:

“The Board reviewed the performance of the Funds, noting that the Acquiring Fund had outperformed the Acquired Fund on a NAV basis for the year-to-date, 1-year, 3-year, 5-year and 10-year periods ended August 12, 2024, net of operating expenses and borrowing costs.”

The disclosure has been revised to include the average annual total return tables for the Acquiring Fund and the Acquired Fund.

Comment 12. In the “Board Consideration of the Proposed Reorganization” section, please disclose an estimate of the direct costs of the Reorganization.

Response 12. The Acquiring Fund has revised the disclosure as follows:

“Expenses of the Reorganization. The Board noted that the direct costs of the Reorganization, including legal costs and costs associated with proxy solicitation, would be borne by the Acquiring Fund, INA and KKR and that the Acquiring Fund will bear up to $250,000 of the costs and expenses associated with the Reorganization.”

Comment 13. Please confirm in correspondence that the fees presented in the “Fees and Expenses” table represent current fees in accordance with Item 3 of Form N-14.

Response 13. The Acquiring Fund confirms that fees of the Acquired and Acquiring Fund presented in the “Fees and Expenses” table represent current fees in accordance with Item 3 of Form N-14.

Comment 14. In footnote 4 to the “Fees and Expenses” table, please supplementally explain why weighted average interest rate of the Acquiring Fund is 5.5% and the weighted average interest of the Combined Fund is 5.7%.

Response 14. The Acquiring Fund confirms that the pro forma weighted average interest rate for the Combined Fund is higher than the weighted average interest rate of the Acquiring Fund due to the increase in credit facility size for the Combined Fund that would be necessary for the Combined Fund to maintain the same leverage ratio as the Acquiring Fund. Such increase in credit facility size changes the weighting of the Euro Interbank Offered Rate and the Secured Overnight Financing Rate in calculating the weighted average interest rate.

Comment 15. In the footnote to the “Expense Example” table, please correct the disclosure stating, “The example assumes that the listed under “Total annual expenses” above are accurate and remain the same in the years shown, that all dividends and distributions are reinvested at NAV and the management fee waiver for the Combined Fund is only in effect until twelve months from the Closing Date of the Reorganization, as described in note (6) above.”

Response 15. The Acquiring Fund has revised the footnote to the “Expense Example” table accordingly as follows:

“The example assumes that the “Total annual expenses” above are accurate and remain the same in the years shown, that all dividends and distributions are reinvested at NAV and the management fee waiver for the Combined Fund is only in effect until twelve months from the Closing Date of the Reorganization, as described in note (6) above.”

Comment 16. Please confirm in correspondence that there have been no material changes since the most recent balance sheets of the Acquired Fund or Acquiring Fund that should be reflected in the capitalization table.

Response 16. The Acquiring Fund has updated the capitalization table to be as of October 31, 2024, and confirms there have been no material changes since the most recent balance sheets of the Acquired Fund or Acquiring Fund that should be reflected in the capitalization table of the Registration Statement.

Comment 17. Please supplementally explain what the $9,647,353 adjustment to the net assets of the Combined Fund represents.

Response 17. The Acquiring Fund notes that the adjustment to the net assets of the Combined Fund reflects the effects of the Cash Consideration, assuming the maximum aggregate amount of Cash Consideration is elected and that the Cash Consideration is funded from the sales of securities. The Acquiring Fund has updated the capitalization table accordingly.

Comment 18. The Staff notes that the Acquired Fund has held senior securities. Please supplementally explain how the Registrant has satisfied Item 6 of Form N-14 as it relates to senior securities.

Response 18. The Acquiring Fund has added the following to the Registration Statement:

Senior Securities of the Acquired Fund

The following table sets forth certain information regarding the Acquired Fund’s senior securities as of September 30, 2024, and the end of each of the Acquiring Fund’s prior fiscal years for the last ten fiscal years. The Acquired Fund’s senior securities during this time period are comprised of outstanding indebtedness, which constitutes a “senior security” as defined in the 1940 Act. The information regarding the Acquiring Fund’s senior securities for the last five fiscal years has been audited by Tait, Weller & Baker LLP, the Acquiring Fund’s independent registered public accounting firm. The Acquiring Fund’s audited financial statements, including the report of Tait, Weller & Baker LLP thereon and accompanying notes thereto, are included in the Acquiring Fund’s most recent annual report to shareholders.

Period Ended	Total Amount Outstanding	Asset Coverage Per $1,000(1)	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit
September 30, 2024	$0	$0	$0	$0
March 31, 2024	0	0	0	0
March 31, 2023	0	0	0	0
March 31, 2022	5,000,000	$42,970	0	0
March 31, 2021	0	0	0	0
March 31, 2020	0	0	0	0
March 31, 2019	0	0	0	0
March 31, 2018	0	0	0	0
March 31, 2017	0	0	0	0
March 31, 2016	0	0	0	0
March 31, 2015	0	0	0	0

(1)

The asset coverage per $1,000 of debt is calculated by subtracting the Acquired Fund’s liabilities and indebtedness not represented by senior securities from the Acquired Fund’s total assets, dividing the result by the aggregate amount of the Acquired Fund’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

(2)

The asset coverage ratio for a class of senior securities representing stock is calculated by subtracting the Acquired Fund’s liabilities and indebtedness not represented by senior securities from the Acquired Fund’s total assets, dividing the result by the aggregate amount of the Acquired Fund’s senior securities representing indebtedness then outstanding.

Comment 19. The Staff notes that the Acquiring Fund has held senior securities. Please supplementally explain how the Registrant has satisfied Item 5(b) of Form N-14 as it relates to senior securities. The Staff further reminds the Registrant that senior securities tables must be audited.

Response 19. The Acquiring Fund has added the following to the Registration Statement:

Senior Securities of the Acquiring Fund

The following table sets forth certain information regarding the Acquiring Fund’s senior securities as of April 30, 2024, and the end of each of the Acquiring Fund’s prior fiscal years for the last ten fiscal years. The Acquiring Fund’s senior securities during this time period are comprised of outstanding indebtedness and MRPS, which each constitute a “senior security” as defined in the 1940 Act. The information regarding the Acquiring Fund’s senior securities for the last five fiscal years has been audited by Deloitte & Touche LLP, the Acquiring Fund’s independent registered public accounting firm. The Acquiring Fund’s audited financial statements, including the report of Deloitte & Touche LLP thereon and accompanying notes thereto, are included in the Acquiring Fund’s most recent annual report to shareholders.

Period Ended	Total Amount Outstanding	Asset Coverage Per $1,000(1)
Credit Facility
April 30, 2024(4)	$150,835,857	$3,770
October 31, 2023	155,362,318	3,525
October 31, 2022	122,403,850	3,480
October 31, 2021	134,035,260	3,919
October 31, 2020	134,734,849	3,615
October 31, 2019	100,878,946	4,635
October 31, 2018	158,040,632	3,218
October 31, 2017	117,742,123	3,381
October 31, 2016	103,015,444	3,616
October 31, 2015	115,500,000	3,260
October 31, 2014	118,000,000	3,453

Period Ended	Total Amount Outstanding	Asset Coverage Per Preferred Share(2)	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit(3)
Series A Mandatory Redeemable Preferred Shares
April 30, 2024(4)	$50,000,000	$71	$25	$20
October 31, 2023	50,000,000	67	25	25
October 31, 2022	50,000,000	62	25	25
October 31, 2021	50,000,000	71	25	25
October 31, 2020	50,000,000	66	25	25
October 31, 2019	50,000,000	77	25	25

(1)

The asset coverage per $1,000 of debt is calculated by subtracting the Acquiring Fund’s liabilities and indebtedness not represented by senior securities from the Acquiring Fund’s total assets, dividing the result by the aggregate amount of the Acquiring Fund’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

(2)

The asset coverage ratio for a class of senior securities representing stock is calculated by subtracting the Acquiring Fund’s liabilities and indebtedness not represented by senior securities from the Acquiring Fund’s total assets, dividing the result by the aggregate amount of the Acquiring Fund’s senior securities representing indebtedness then outstanding plus the aggregate of the involuntary liquidation preference of senior securities representing stock. With respect to the MRPS, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding MRPS (based on a per share liquidation preference of $25).

(3)	At the end of each fiscal year, the liquidation value per unit approximates the market value of the MRPS.
(4)	The information for the six months ended April 30, 2024 is unaudited.

Comment 20. In the “Incorporation by Reference” section, please correct the accession number for the Annual Report of the Acquired Fund for the period ended March 31, 2024.

Response 20. The Acquiring Fund has revised the disclosure accordingly.

Comment 21. Please confirm in correspondence that there are no material differences in the accounting policies of the Acquired Fund as compared to the Acquiring Fund.

Response 21. The Acquiring Fund confirms that there are no material differences in the accounting policies of the Acquired Fund and the Acquiring Fund.

Comment 22. Please supplementally explain how the Registrant has satisfied Item 6-11(d)(1)(ii) of Regulation S-X.

Response 22. The Acquiring Fund notes that the Reorganization will not result in a material change in the Acquired Fund’s investment portfolio due to investment restrictions. The Acquiring Fund can hold each of the Acquired Fund’s portfolio holdings and no changes/sales are required because of investment restrictions.

Comment 23. If a new Consent of the Independent Registered Public Accounting Firm of the Acquiring Fund is required for future filings, please ensure it includes the reference to the Acquiring Fund’s Independent Registered Public Accounting Firm included in the Agreement and Plan of Reorganization included as Appendix B to the Registration Statement.

Response 23. The Acquiring Fund confirms that the reference to the Acquiring Fund’s Independent Registered Public Accounting Firm included in the Agreement and Plan of Reorganization included as Appendix B to the Registration Statement will be removed.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld